UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    September 30, 2016

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

VERSAR, INC.

6850 Versar Center

Springfield, Virginia 22151

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Versar, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) with respect to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Form 10-Q”). The Company is currently in default under certain covenants of its current credit facility and is operating under a forbearance agreement with Bank of America, N.A., which on October 31, 2016 was extended so that it currently expires on November 30, 2016. The Company is in negotiations with Bank of America regarding the resolution of such defaults. The Company is also in discussions with other lenders regarding the establishment of a new, replacement credit facility. These negotiations may result in an amendment to the current credit facility agreement, or entry into a new credit facility with another party. However, there are no commitments or arrangements for a new credit facility at this time and the Company can give no assurance that capital will be available at all or that any transaction will result. As a result of these ongoing discussions, the Company has not been able to complete its audited financial statements for, and has not filed its Form 10-K for, the fiscal year ended July 1, 2016. Until the fiscal 2016 audited financial statements have been completed and the Form 10-K has been filed, the Company is not able to complete its financial statements for the first quarter of fiscal 2017 and file its Form 10-Q for such quarter. The Company will not be in a position to prepare its Form 10-Q until it can amend the existing credit facility or obtain a new adequate credit facility and resolve the non-compliance with respect to its Form 10-K. The Company expects to file the Form 10-Q with the Commission upon resolution of such financing issues. Until the Company amends the existing credit facility or obtains a new adequate credit facility, there remains substantial doubt relative to the Company’s ability to continue as a going concern.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JAMES D. VILLA	(703)	642 - 6839
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐  No☒
The Company has not filed its Form 10-K for the fiscal year ended July 1, 2016.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

The Company recognized gross revenues of approximately $30.5 million for the first quarter ended September 30, 2016, which was a decrease of 32 percent from gross revenues of $44.9 million for the comparative quarter ended September 25, 2015. Net loss for first quarter fiscal 2017 was $1.1 million, or $(0.11) per diluted share, compared to a net loss of $0.4 million, or $(0.04) per diluted share, in first quarter fiscal 2016. The change was primarily the result of the decline in the Company’s Title II work in Iraq and Afghanistan within the Engineering and Construction Management (ECM) Group segment, and reduction in both gross revenue and gross profit from the Dover Air Force Base project.

VERSAR, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: 14 November, 2016	By:	/s/ Anthony L. Otten

CEO